Mail Stop 4561

December 18, 2008

VIA U.S. MAIL AND FAX (516) 887-2029

Mr. Jerome Cooper
Chief Executive Officer
GTJ REIT, Inc.
444 Merrick Road
Lynbrook, NY 11563

> **Re:** **GTJ REIT, Inc**
> **Form 10-K for the year ended December 31, 2007**
> **Filed May 1, 2008**
> **File No. 333-336110**

Dear Mr. Cooper:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief